EXHIBIT 99.1

TOP Ships Inc. Announces Interest Rate Swap Agreements

ATHENS, Greece, June 05, 2018 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels focusing on the transportation of petroleum products, announced today that it has entered into an interest rate swap agreement (“IRS”) in order to hedge its exposure to changes in the interest rate of its Alpha Bank facility. Furthermore the Company announced today that its unconsolidated 50% subsidiaries City of Athens Inc (“City of Athens”) and Eco Nine Inc (“Eco Nine”) have entered into two separate IRSs in order to hedge their exposure to changes in the interest rates of their ABN Amro Bank facilities. As a result of these new IRSs both the Company and its unconsolidated 50% subsidiaries have now fully hedged their exposure to fluctuations in interest rates in relation to all post-delivery debt facilities currently outstanding.

Details of the IRSs are as follows:

Alpha Bank IRS: Under this IRS agreement, the Company pays Alpha Bank a fixed rate of 2.970% and it receives variable three month LIBOR. The termination date of the IRS is February 25, 2025 and its notional amount covers the related Alpha Bank facility by 100% and follows the repayment schedule of said facility.

ABN Amro Bank IRS: Under this IRS agreement, City of Athens pays ABN Amro Bank a fixed rate of 2.745% and it receives variable three month LIBOR. The termination date of the IRS is March 10, 2023 and its notional amount covers the related ABN Amro Bank facility by 100% and follows the repayment schedule of said facility.

ABN Amro Bank IRS: Under this IRS agreement, Eco Nine pays ABN Amro Bank a fixed rate of 2.950% and it receives variable three month LIBOR. The termination date of the IRS is May 16, 2023 and its notional amount covers the related ABN Amro Bank facility by 100% and follows the repayment schedule of said facility.

Summary table of the Company’s and its unconsolidated 50% subsidiaries IRSs currently outstanding:

Counterparty	Termination Date:	Hedge as % of loan	Fixed Interest rate payable
ABN Amro Bank	July 13, 2021	100%	1.4425%
ABN Amro Bank	January 13, 2022	100%	2.0800%
ABN Amro Bank	August 10, 2022	100%	2.1250%
NORD/LB Bank	May 17, 2023	100%	2.1900%
Alpha Bank	February 25, 2025	100%	2.9700%
ABN Amro Bank	March 10, 2023	100%	2.7450%
ABN Amro Bank	May 16, 2023	100%	2.9500%

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Mr. Craig Brelsford
REDCHIP
Tel: +1 407 571 0902
Email: Craig@redchip.com